MUNDOVAL FUND
GLOBAL VALUE INVESTING

THE FUND : HOLDINGS

Top 15 Holdings as of June 30, 2011	
WellPoint Health Net	3.78%
Western Digital Corp.	3.78%
Mastercard, Inc.	3.61%
Apollo Group Inc.	3.49%
Gilead Sciences Inc.	3.48%
Companhia De Bebidas	3.37%
Sanofi Aventis	3.37%
Pfizer, Inc.	3.29%
Exxon Mobil	3.25%
AstraZeneca	3.20%
TJX Companies Inc	3.15%
Microsoft Corp.	3.12%
American Movil ADR	3.01%
Banco Santander ADR	2.94%
Telefonica De Espana	2.94%

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : SECTORS

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS


Health Care
25.21%
Financials
22.70%
Information Technology
18.29%
Telecommunication Services
10.74%
Consumer Discretionary
9.55%
Energy
6.06%
Consumer Staples
3.37%
Industrials
2.86%
Net Cash
1.21%

Fund Sectors as of June 30, 2011	
Health Care	25.21%
Financials	22.70%
Information Technology	18.29%
Telecommunication Services	10.74%
Consumer Discretionary	9.55%
Energy	6.06%
Consumer Staples	3.37%
Industrials	2.86%
Net Cash	1.21%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.